Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OSDB Inc.
761 GARDEN VIEW CT STE 201
ENCINITAS, CA 92024
https://www.osdbsports.com/

Up to $1,234,993.55 in Common Stock at $2.45
Minimum Target Amount: $14,998.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OSDB Inc.
Address: 761 GARDEN VIEW CT STE 201, ENCINITAS, CA 92024
State of Incorporation: CA
Date Incorporated: September 27, 2018

Terms:

Equity

Offering Minimum: $14,998.90 | 6,122 shares of Common Stock
Offering Maximum: $1,234,993.55 | 504,079 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.45
Minimum Investment Amount (per investor): $499.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest within the first week and receive 10% bonus shares.

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive Digital Certificate

Tier 2 Perk — Invest $1000+ and receive 50% off annual subscription & Digital Certificate

Tier 3 Perk — Invest $7,500+ and receive [OSDB Shirt, Digital Certificate and 50% off subscription model for a year.

Tier 4 Perk — Invest $20,000+ and receive Video call Q&A with Ryan Rottman & Michael Goldman, FREE subscription for a year, OSDB Shirt, Hat & Digital Certificate + 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OSDB Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.45 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $245. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

OSDB Inc. was initially incorporated on September 27, 2018 in the state of Delaware. On September 22, 2020, the company was converted into California Corporation. The name of the converted California Corporation is OSDB Inc. Company's headquarters are located in

Encinitas, California.

OSDB is a one-stop shop for all things sports. We celebrate athletes for their accomplishments on and off the field and highlight personal interests, contract info, business ventures, charity involvement, endorsement deals as well as everything you'd expect from other sports platforms like stats, standings, schedules, scores, and more. We plan to offer a subscription model in the near future that unlocks representation information for professional athletes. This information is typically utilized by businesses, brands, marketers, and creative agencies to get in contact with the athletes. Bridging this gap helps athletes increase their business reach, secure deals, marketing opportunities, and media availability. This is the first tier of the subscription model with multiple iterations to come. At $9.99 per month, we will be giving users information that can't easily be found online.

Intellectual Property

The "OSDB" mark is trademarked and owned by OSDB's majority owner, RAN Partners, LLC.

Competitors and Industry

Competitors

We believe OSDB stands out from other sports websites by providing a comprehensive range of features, combining elements from multiple sports sites into one centralized platform. While other sites may focus on a specific area of data such as contracts, editorial content, or stats, OSDB offers all these features and aims to become the authority on all things sports. The involvement of 4-time NFL MVP Aaron Rodgers who recognized the value of the concept, became a part of the company, and understands the importance of OSDB in meeting the needs of athletes and consumers in the sports industry.

In our opinion, competitors such as Sports Reference and Spotrac focus on a specific niche and OSDB currently encompasses everything you'd expect to find on the other sites.

Industry

The global sports industry has experienced a significant compound annual growth rate of 41.3% between 2021 and 2022. Projections indicate that the sports market will surpass $700 billion by 2026. OSDB Sports is uniquely positioned to capitalize on this growth by capturing consumer-relevant white space in the industry. [Source: Statista]

Current Stage and Roadmap

Current Stage

The sports market is booming and is expected to be worth over $700 billion by 2026. OSDB's proposition uniquely positions us to capture this growth through our consumer-relevant white space. We plan to expand to 40 professional sports and include retired athletes. OSDB has achieved impressive traction and exciting updates since its launch. With $4M raised to date from highly strategic investors like Aaron Rodgers, Scott Boras, and Sterling Brim (Steelo) as well as other A-List celebrities, OSDB has profiled over 26,128 pro athletes, published daily original content and verified athlete information which separates us from the likes of Wikipedia. OSDB has been operating pre-revenue as we've wanted to build site traffic which will help to make our revenue streams very lucrative.

In the last 5 months, we've added MLS and NHL and have seen significant growth in our SEO with 177,000 users to our site in January 2023, 22,800,000 impressions on search engines, and 2,231 keywords in the top 3 positions on Google. We won Bronze for Consumer-Facing Website in the Orange County Ad Federation Awards. OSDB plans to expand to 40 professional sports within the next two years and add a subscription model in the coming months. We believe OSDB is one of the leading brands revolutionizing the way sports are viewed, shared, and consumed.

Future Roadmap

With our unique approach to comprehensive coverage of athletes and our subscription model launching in the coming months, we believe that our company is on the path to significant revenue generation and profitability. Investors may question why the company, despite being incorporated in 2018, has not generated revenue thus far. However, we have strategically focused on building a strong foundation and establishing key partnerships.

The introduction of our subscription model is expected to have a substantial impact on our revenue generation. By providing exclusive content and access to premium features, we anticipate a steady stream of revenue from our growing subscriber base. This recurring revenue model not only ensures a stable income but we believe it will also create a loyal customer base that is likely to contribute to long-term profitability.

In addition to the subscription model, we have identified several other avenues for revenue generation. Advertising will be an essential part of our strategy, allowing us to leverage our expanding user base and engagement levels. We will also explore lucrative affiliate deals that align with our brand and audience. Furthermore, data licensing presents a significant opportunity for us to monetize our valuable sports-related data by providing it to relevant third-party organizations.

The company's growth trajectory is supported by our notable investors and strategic partnerships, which serve as a testament to our potential for success. We believe these partnerships not only enhance our credibility but also open doors to new revenue streams and expansion opportunities.

As we continue to attract more users and expand our coverage to include new sports, we anticipate a continuous growth trajectory. We believe each time we launch coverage for a new sport, we have the opportunity to capture a new audience segment and further enhance our revenue potential. Moreover, our strong presence in Google search results provides us with a competitive advantage, driving organic traffic and boosting revenue through increased visibility and ad impressions.

In conclusion, our company has strategically laid the groundwork for revenue generation and profitability. The upcoming launch of our subscription model, combined with diversified revenue streams such as advertising, affiliate deals, and data licensing, positions us to rapidly grow beyond our existing 1.5 million total unique users. With our continuous expansion into new sports and a strong online presence, we believe we are well-positioned to capture substantial growth and solidify our position in the sports and business markets.

The Team

Officers and Directors

Name: Ryan Rottman

Ryan Rottman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder & Board Member
  Dates of Service: September, 2018 - Present
  Responsibilities: I'm the CEO of OSDB and with a strong understanding of the sports/media landscape I drive the outstanding team to create the site you see before you. I oversee all employees and the roadmap as well as create partnerships for OSDB. Salary: $7k/mo

Other business experience in the past three years:

- **Employer:** Hallmark
  Title: Actor
  Dates of Service: September, 2022 - September, 2022
  Responsibilities: Acting

Other business experience in the past three years:

- **Employer:** Hallmark
  Title: Actor
  Dates of Service: September, 2021 - October, 2021
  Responsibilities: Acting

Name: Michael Goldman

Michael Goldman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President
  Dates of Service: September, 2018 - Present
  Responsibilities: I oversee the day to day operations of the website. Salary: $11K/mo

Name: Nathan Raabe

Nathan Raabe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Nate uses his past experiences for day-to-day responsibilities as a board member for OSDB Sports. Nate has worked with some of the most prominent family offices, investors, and athletes in the US over the past 10 years. Prior to Rx3 Growth Partners, he was managing director of ROTH's private capital group, where he was responsible for deal sourcing, valuation analysis, and distribution for private companies. Nate also acts as CIO for his family investments and is a managing partner for A&N Ventures. Prior to ROTH, Nate was a founding member of Sapheon where he spearheaded the private company's fundraising prior to its acquisition. Nate graduated from Santa Clara University with a BA in Finance.

Other business experience in the past three years:

- **Employer:** RX3 Growth Partners
  Title: Managing Partner
  Dates of Service: May, 2018 - Present
  Responsibilities: Assists in management and strategic direction company

Name: Aaron Charles Rodgers

Aaron Charles Rodgers's current primary role is with Green Bay Packers. Aaron Charles Rodgers currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September, 2018 - Present
  Responsibilities: I am Co-Founder and Board Member of OSDB. I help oversee the information that should be provided on OSDB.

Other business experience in the past three years:

- **Employer:** Green Bay Packers
  Title: Quarterback
  Dates of Service: August, 2005 - April, 2023
  Responsibilities: Quarterback for the Green Bay Packers.

Other business experience in the past three years:

- **Employer:** New York Jets
  Title: Quarterback
  Dates of Service: April, 2023 - Present
  Responsibilities: Quarterback for the New York Jets

Name: Chris Van Dusen

Chris Van Dusen's current primary role is with Solyco Capital . Chris Van Dusen currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: Overseeing decisions made by the company

Other business experience in the past three years:

- **Employer:** Solyco Capital
  Title: Senior Partner
  Dates of Service: January, 2022 - Present
  Responsibilities: Solyco Capital is a unique private equity group that delivers capital solutions for late stage startup and growth companies. Solyco Capital leverages Solyco Advisors for strategic, sales and operational support to help drive innovative companies to significant success.

Other business experience in the past three years:

- **Employer:** Parcon
  Title: Co-Founder
  Dates of Service: September, 2018 - Present
  Responsibilities: As Co-Founder utilized our expertise and fanatical belief in strategy to drive the business forward, create thought leaders, raise awareness, change perception and manage reputations across all communication platforms.

Other business experience in the past three years:

- **Employer:** Parcon Media
  Title: Founder/CEO
  Dates of Service: September, 2015 - Present
  Responsibilities: Helped lead Parcon Media's core focus to utilize our experience and fanatical belief in data to drive more customers to your business across any and every platform available.

Other business experience in the past three years:

- **Employer:** RainMaker Solutions Inc.
  Title: Chief Revenue Officer (CRO)
  Dates of Service: January, 2022 - January, 2023
  Responsibilities: Developed and executed strategies that drive revenue growth and enhanced profitability for Rainmaker Inc; an exciting startup at the intersection of hydration and wearable technology.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each

investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a digital sports media platform offering unique insights and details on your favorite athletes and teams.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could

materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
OSDB Inc was formed on 09/27/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OSDB has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OSDB or in its computer systems could reduce the attractiveness of the

platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OSDB could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
RAN Partners	10,000,000	Common Stock	98.0%
Ryan Rottman (via 33% ownership in RAN Partners LLC)	3,333,333	Common Stock	32.66%
Aaron Rodgers (via 33% ownership in RAN Partners LLC)	3,333,333	Common Stock	32.66%
Nate Raabe (via 33% ownership in RAN Partners LLC)	3,333,333	Common Stock	32.66%

The Company's Securities

The Company has authorized Common Stock, SAFE 1 (SEED Round), and SAFE 2 (Bridge Round). As part of the Regulation Crowdfunding raise, the Company will be offering up to 504,079 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,206,184 outstanding.

Voting Rights

one vote per share

Material Rights

The amount of Common Stock outstanding does not include 128,092 shares to be issued pursuant to warrants.

The amount of Common Stock outstanding does not include 1,000,000 shares to be issued pursuant to shares reserved for issuance.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 1 (SEED Round)

The security will convert into Preferred stock and the terms of the SAFE 1 (SEED Round) are outlined below:

Amount outstanding: $1,700,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Next Priced Round where Preferred Stock is issued

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash- Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE 2 (Bridge Round)

The security will convert into Preferred stock and the terms of the SAFE 2 (Bridge Round) are outlined below:

Amount outstanding: $1,125,000.00

Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Next Priced Round where Preferred Stock is issued

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash- Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,700,000.00
  Use of proceeds: To build additional sports for the site, build revenue drivers, pay data providers and payroll.
  Date: July 07, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from

those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

OSDB, Inc did not generate any revenue or sell any products in either fiscal year 2021 or fiscal year 2022. The revenue, cost of sales, and gross margins for both years were $0, indicating that the company did not have any sales or production activities during this period.

In terms of expenses, the company incurred $975,039.26 in fiscal year 2021 and $845,521.06 in fiscal year 2022. It is worth noting that the increase in expenses in 2021 was primarily due to the addition of development costs to the outsourced development company SCS. This investment in development likely contributed to the company's preparations for future revenue generation and product offerings.

While the company has operated without revenue thus far, it is important to consider its plans for generating revenue in the future. The introduction of a subscription model, as mentioned earlier, indicates a strategy to generate revenue through a recurring payment system. Additionally, the company aims to explore revenue streams such as advertising, affiliate deals, and data licensing.

The company has made it crucial to focus on its revenue-generating initiatives and manage expenses effectively to achieve profitability and long-term sustainability.

In addition, the company believes we can operate indefinitely based on the above & with the plan to continue to raise consistently.

Foreseeable major expenses based on projections:

The Company is currently in the pre revenue stage and hoping to get started generating revenue in Q4 with the addition of ads, affiliates and our subscription model that separates us from other sports platforms by allowing users, businesses, and brands the opportunity to contact player reps for business deals and increase revenue for the athletes. Due to the fact we've been pre revenue and the only cash generated has been through mulitple raises, we feel this wont affect historical results and cash flows.

Future operational challenges:

Future operation challenges may be related to expenses needed for salaries development, data licensing, marketing, SEO & social. The Company is currently in the pre-revenue stage and looking to get started generating revenue with the addition of ads, affiliates, and our subscription model that separates us from other sports platforms in Q4. While the company has operated without revenue thus far, it is important to consider its plans for generating revenue in the future. The introduction of a subscription model, as mentioned, indicates a strategy to generate revenue through a recurring payment system. Additionally, the company aims to explore revenue streams such as advertising, affiliate deals, and data licensing. Given the financial information provided, it is crucial for the company to focus on its revenue-generating initiatives and manage expenses effectively to achieve profitability and long-term sustainability.

Future challenges related to capital resources:

The funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal

Future milestones and events:

Currently, the Company has contemplated additional future sources of capital including a Series A raise in the future. We are actively looking for capital from outside the StartEngine community as well, to complete the bridge round.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2023, the Company has capital resources available in the form of $280,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our ability to add growth and begin revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount $15,000, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $48,000 for expenses related to salaries; development, data licensing, marketing, SEO & social.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 months. This is based on a monthly burn rate of $78,000 for expenses related to salaries; development, data licensing, marketing, SEO & social.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A raise in the future. We are actively looking for capital from outside the StartEngine community as well, to complete the bridge round.

Indebtedness

- **Creditor:** Aaron Rodgers
  Amount Owed: $1,450,000.00
  Interest Rate: 0.0%
  During the Company borrowed money from the shareholder Aaron Rodgers. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

- **Creditor:** SAFE 1 (SEED Round)
  Amount Owed: $1,700,000.00
  Interest Rate: 0.0%
  See Company Securities section for material terms.

- **Creditor:** SAFE 2 (Bridge Round)
  Amount Owed: $1,125,000.00
  Interest Rate: 0.0%
  See Company Securities section for material terms.

Related Party Transactions

- **Name of Entity:** Aaron Rodgers
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In the past, the company received one of the shareholders and the president, Aaron Rodgers.
  Material Terms: The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $1,450,000.

Valuation

Pre-Money Valuation: $25,005,150.80

Valuation Details:

This valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has common stock currently outstanding and has no options outstanding. In making this calculation, the Company has not assumed that:

(i) any warrants or other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,825,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Comprehensive Sports Database

We believe OSDB serves as the go-to platform for comprehensive information about favorite teams and athletes, both on and off the field. OSDB offers a wide range of features, including stats, contracts, bios, endorsement deals, business ventures, charities, athlete representation, history, and more. This depth of information makes OSDB a valuable second-screen resource for sports enthusiasts.

Growing Sports Market

The global sports industry has experienced a significant compound annual growth rate of 41.3% between 2021 and 2022. Projections indicate that the sports market will surpass $700 billion by 2026. OSDB is uniquely positioned to capitalize on this growth by capturing consumer-relevant white space in the industry. [Source: Statista]

Market Position & Comparable Competitors

The Score

The Score was recently purchased for $2B by Penn National Gaming. They focus on editorial, scores, and general information on players and teams all of which we have, and much more. Although they are a much larger company than us and also focus on gaming, we think that this exemplifies the potential for value in the sports data market.

https://pennnationalgaming.gcs-web.com/news-releases/news-release-details/penn-national-gaming-completes-acquisition-score-media-and#:~:text=(%E2%80%9CtheScore%E2%80%9D)%20for%20total,billion%20in%20cash%20and%20stock.&text=The%20acquisition%20of%20theScore%20fortifi

The Athletic

The Athletic is a subscription-based editorial website that sold for $550 million. They had 1.2 million subscribers and are editorial only. We believe that with our incredible editorial team and the addition of exclusive editorials in our subscription model, OSDB could eventually rival The Athletic.

While our subscriber base and revenue may be significantly smaller than The Athletic's we believe that the business model and industry are similar enough to warrant a valid comparison.

https://www.nytimes.com/2022/01/06/business/new-york-times-the-athletic.html#:~:text=The%20New%20York%20Times%20Company,The%20Times%20said%20on%20Thursday.

IMDb

Lastly, it is worth noting that IMDb was acquired by Amazon for $55 million in 1998 and has since grown to generate approximately $170 million in annual revenue, with a current valuation of nearly $4 billion.

In our opinion, OSDB's take on the IMDb model will greatly benefit the much larger sports market as IMDb did for the entertainment industry.

https://en.wikipedia.org/wiki/IMDb#:~:text=licensing%20and%20partnerships.-,As%20Amazon.com%20subsidiary%20(1998%E2%80%93present),IMDb%20and%20two%20other%20companies.

Drawing from this example, we believe that OSDB's approach to the IMDb model has the potential to bring significant benefits to the considerably larger sports market, just as IMDb did for the entertainment industry. While our current valuation stands at $25 million, we foresee the opportunity to scale our operations, expand our user base, and tap into various revenue streams in the sports industry.

By leveraging our unique editorial team, providing exclusive sports content, and adopting a subscription model similar to IMDbPro, we can cater to the needs of sports enthusiasts and industry professionals alike. We are confident that our platform has the potential to become a go-to resource for sports-related information, analysis, and entertainment.

As the sports market continues to grow and evolve, we aim to position ourselves as a trusted and indispensable platform for fans, athletes, teams, and industry insiders. By emulating IMDb's success and adapting it to the sports domain, we believe our company can achieve considerable growth, generate substantial revenue, and create significant value for our users and stakeholders.

Internal analysis using competitor multiples

We recognize the significance of user data and how it can inform our projections. By analyzing market research, conducting surveys, and studying the preferences of our target audience, we have identified a strong demand for our editorial content.

We've taken into account the current size of our user base and our current and anticipated growth trajectory based on various factors, including market analysis, user engagement metrics, and the overall potential of our content.

With these figures in mind, we have conducted a valuation analysis, factoring in industry benchmarks, projected revenue streams, and comparable company valuations.

To estimate the value of our company, we looked to projected revenue derived from future subscriptions once we roll out our subscription service. We applied a conservative attachment rate of 5% for premium subscriptions given our projected user base, priced at $9.99 per month. By extrapolating these assumptions and taking into account the range of revenue multiples based on IMDB and The Athletic, and the we arrived at the $25 million pre-money valuation for our company. We believe this valuation is reasonable based on our anlysis and relevant competitors.

Distinguishing Factors of OSDB Sports

We believe OSDB stands out from other sports websites by providing a comprehensive range of features, combining elements from various sites into one centralized platform. While other sites may focus on specific aspects such as contracts, editorial content, or stats, OSDB offers all these features and aims to become the authority on all things sports. The involvement of 4-time NFL MVP Aaron Rodgers, who recognizes the value of the concept and co-founded the company, understands the importance of OSDB in meeting the needs of athletes and consumers in the sports industry. With over 26,000 athletes and team profiles on OSDB, we have collected a massive amount of data which we believe is extremely valuable.

With the addition of 40 professional sports and accompanying players, we believe we will see a significant increase in our organic growth due to our already strong SEO. We've grown to about 150,000 monthly users, 22,800,000 impressions on search engines, rank for 187,000 keywords, and have a domain rating of 41 all of which put us on track, we believe, to substantially increase our user base in the coming months.

https://www.crunchbase.com/organization/score-media/company_financials

https://www.infrontanalytics.com/fe-EN/31670NC/theScore-Inc-/market-valuation

https://www.legalsportsreport.com/55022/penn-national-buys-score-media-barstool-sportsbook/

https://www.crunchbase.com/organization/imdb

https://growjo.com/company/IMDb

https://www.wordstream.com/blog/ws/2014/03/17/what-is-a-good-conversion-

rate#:~:text=Conventional%20wisdom%20says%20that%20a,in%20the%20average%20performance%20bucket

https://www.subscriptionflow.com/2022/12/saas-startups-what-is-a-good-demo-conversion-rate/#:~:text=SaaS%20companies%20often%20focus%20on,higher%20than%20in%20other%20industries.

For all the reasons listed above regarding our Market Position & Comparable Competitors, we believe a $25,000,000.00 is reasonably justified.

Successful Management and Notable Investors

OSDB benefits from the involvement and support of notable investors, including Aaron Rodgers (4-time NFL MVP and Super Bowl Champion), Scott Boras (MLB Super Agent), Sterling Brim (TV personality), and other major A-List celebrities and athletes. We believe the experience and credibility of these individuals contribute to the success and growth potential of OSDB.

By offering a comprehensive, massive sports database, capitalizing on the growth of the sports market, occupying a unique market position, we believe OSDB can be successful.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,993.55, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Development*
  55.0%
  We will use 55% of the funds raised for the development of additional sports, enhancement of our differentiators and addition of revenue drivers such as subscription model.
- *Marketing*
  20.0%
  We will use 20% of the funds to enhance OSDB's overall visibility in the sports marketplace driving more users to the website.
- *Working Capital*
  18.5%
  We will use 25% of the funds for working capital to cover the monthly burn for personnel, data providers, SEO, social media as well as ongoing day-to-day operations of the Company.
- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after

Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.osdbsports.com/ (www.osdbsports.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/osdb

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OSDB Inc.

[See attached]

OSDB INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
OSDB Inc.
Encinitas, California

We have reviewed the accompanying financial statements of OSDB Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 22, 2023
Los Angeles, California

OSDB INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	572,603	$	289,889
Prepaids and Other Current Assets		262		496
Total Current Assets		**572,865**		**290,386**
Intangible Assets		1,331,568		1,717,908
Total Assets	**$**	**1,904,432**	**$**	**2,008,294**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	1,450,000	$	1,450,000
Total Current Liabilities		**1,450,000**		**1,450,000**
Simple Agreement for Future Equity (SAFEs)		3,700,381		2,226,778
Total Liabilities		**5,150,381**		**3,676,778**
STOCKHOLDERS EQUITY				
Common Stock		290,000		290,000
Retained Earnings/(Accumulated Deficit)		(3,535,949)		(1,958,484)
Total Stockholders' Equity		**(3,245,949)**		**(1,668,484)**
Total Liabilities and Stockholders' Equity	**$**	**1,904,432**	**$**	**2,008,294**

See accompanying notes to financial statements.

OSDB INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	1,143,710	1,010,868
Sales and Marketing	85,152	73,608
Total operating expenses	1,228,862	1,084,476
Operating Income/(Loss)	(1,228,862)	(1,084,476)
Interest Expense	-	-
Other Loss/(Income)	348,603	526,778
Income/(Loss) before provision for income taxes	(1,577,465)	(1,611,254)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,577,465)**	**$ (1,611,254)**

See accompanying notes to financial statements.

OSDB INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	10,000,000	$ **290,000**	$ **(347,230)**	$ **(57,230)**
Net income/(loss)			(1,611,254)	(1,611,254)
Balance—December 31, 2021	10,000,000	290,000	$ (1,958,484)	$ **(1,668,484)**
Net income/(loss)			(1,577,465)	(1,577,465)
Balance—December 31, 2022	**10,000,000**	$ **290,000**	$ **(3,535,949)**	$ **(3,245,949)**

See accompanying notes to financial statements.

OSDB INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,577,465)	$	(1,611,254)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		440,261		429,477
Fair Value of SAFEs		348,603		526,778
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		235		(496)
Net cash provided/(used) by operating activities		**(788,366)**		**(655,495)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(53,920)		(320,040)
Net cash provided/(used) in investing activities		**(53,920)**		**(320,040)**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Loans		-		(750)
Borrowing on SAFEs		1,125,000		1,200,000
Net cash provided/(used) by financing activities		**1,125,000**		**1,199,250**
Change in Cash		282,714		223,715
Cash—beginning of year		289,889		66,175
Cash—end of year	**$**	**572,603**	**$**	**289,889**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

OSDB Inc. was initially incorporated on September 27, 2018 in the state of Delaware. On September 22, 2020, the company was converted into California Corporation. The name of the converted California Corporation is OSDB Inc. The financial statements of OSDB Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Encinitas, California.

OSDB is a one-stop shop for all things sports. We offer a subscription model that unlocks representation information for professional athletes. This information is typically utilized by businesses, brands, marketers, and creative agencies to get in contact with the athletes. Bridging this gap helps the athletes increase their business reach, secure deals, marketing opportunities and media availability. This is the first tier of the subscription model with multiple iterations to come. At $9.99 per month, we're giving users information that can't easily be found on the web.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $316,244 and $38,026, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets.

If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its platform, online sports database, which offers a subscription model that unlocks representation information for professional athletes. This information is typically utilized by businesses, brands, marketers, and creative agencies to get in contact with the athletes. The online sport database will be amortized over the expected period to be benefitted, which may be as long as 5 years.

Income Taxes

OSDB Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the subscription, which will allow businesses, marketers and brands the ability to easily identify professional athletes for business opportunities.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $85,152 and $73,608, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Employee Advance		262		496
Total Prepaids and Other Current Assets	**$**	**262**	**$**	**496**

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Website/Database Development	$	2,201,306	$	2,147,385
Intangible assets, at cost		**2,201,306**		**2,147,385**
Accumulated amortization		(869,738)		(429,477)
Intangible assets, Net	**$**	**1,331,568**	**$**	**1,717,908**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 was in the amount of $440,261 and $429,477, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(440,261)
2024		(440,261)
2025		(440,261)
2026		(10,784)
Thereafter		-
Total	**$**	**(1,331,568)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 10,000,000 Common Stock have been issued and are outstanding.

6. DEBT

Owner Loans

During the Company borrowed money from the shareholder Aaron Rodgers. The details of the loan are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Aaron Rodgers	$1,450,000	0%	No set maturity	$ 1,450,000		$ 1,450,000	$ 1,450,000		$ 1,450,000
Total				$ 1,450,000	$ -	$ 1,450,000	$ 1,450,000	$ -	$ 1,450,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	**Principal Amount**	**Valuation Cap**	**Discount**	**2022**	**2021**
SAFE 1 (SEED Round)	$ 1,700,000	$ 7,000,000	80%	$ 1,700,000	$ 1,700,000
SAFE 2 (Bridge Round)	$ 1,125,000	No CAP	80%	$ 1,125,000	$ -
Change in Fair Value of SAFEs				$ 875,381	$ 526,778
Total SAFE(s)	**$ 2,825,000**			**$ 3,700,381**	**$ 2,226,778**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(470,716)	$	(480,798)
Valuation Allowance		470,716		480,798
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(986,485)	$	(515,769)
Valuation Allowance		986,485		515,769
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,305,914, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,305,914. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In the past, the company received one of the shareholders and the president, Aaron Rodgers. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $1,450,000.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 22, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,228,862, an operating cash flow loss of $788,366, and liquid assets in cash of $572,603, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OSDB is not live or open to the public at this moment.

INVEST IN OSDB TODAY!

The Ultimate Sports Database

OSDB is a digital sports media platform offering unique insights and details on your favorite athletes and teams. Co-founded by NFL superstar Aaron Rodgers, ...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PRESENTED BY AARON RODGERS
OSDB

$0 Raised

Invest Now
$2.45 Per Share

RAISED $0 | INVESTORS 0
MIN INVEST $499.80 | VALUATION $25.01M

REASONS TO INVEST

- OSDB is a one-stop shop for all things sports. We celebrate athletes and tell their stories in-depth, including personal interests, business ventures, charity involvement, and endorsement deals, all in one place. Our niche subscription model will allow consumers to access player representation information which can be used to help generate revenue for athletes, with 100% of the money going directly to the athlete.
- The sports market is booming and is expected to be worth over $700 billion by 2026. OSDB's proposition uniquely positions us to capture this growth through our consumer-relevant white space. With notable investors like Aaron Rodgers, Scott Boras, and Sterling Brim, we plan to expand to 40 sports and include retired players.*
- Led by Co-founder Aaron Rodgers, OSDB's investors include MLB super-agent Scott Boras and TV personality Sterling Brim (Steelo Brim) along with other major A-List celebrities who understand how important an IMDb-like site for the sports market is.

*Information from Statista (Source)

THE PITCH

The Extensive and Verified Digital Platform Backed By Superstar Investors


AARON RODGERS PRESENTS
OSDB
WANT TO BE THE SMARTEST FAN IN THE ROOM?
AARON RODGERS

OSDB is a digital platform changing the face of sports media with the most extensive and aggregated athlete and team profile pages, featuring verified information on agent/management details, contracts, philanthropy, and more. With over $4 million in funding and notable investors including NFL superstar Aaron Rodgers and MLB super-agent Scott Boras, we believe OSDB Sports is poised for stellar success. Our team of industry veterans, including CEO Ryan Rottman and EVP Michael Goldman, bring a wealth of knowledge and experience to create insightful content and run day-to-day operations. Join us in our expansion plans, including a subscription model, App, and more.

Unlike other sports sites, OSDB wants to give sports fans the opportunity to invest alongside us to help build the future of how sports are digested and consumed. OSDB is built by sports fans for sports fans.


WE WANT TO BE
THE IMDB OF SPORTS
OSDB is a sports database with everything you want to know about an athlete/team on and off the field.
OUR INFORMATION IS:
EXTENSIVE
AGGREGATED
VERIFIED
WE'RE BACKED BY:
NFL SUPERSTAR
AARON RODGERS
MLB SUPER-AGENT
SCOTT BORAS
$4 MILLION RAISED TO DATE

THE PROBLEM & OUR SOLUTION

Revolutionizing The Way We Access Sports Information


WE ARE BRIDGING THE GAP BETWEEN ATHLETES, BUSINESSES AND BRANDS
ATHLETE INFO IS SCATTERED ACROSS MULTIPLE SITES
OSDB is a one stop shop and complete informational resource.
BRANDS CAN'T ACCESS ATHLETES
OSDB gives brands the ability to know who represents the athletes they want to work with, making an otherwise unattainable athlete accessible.
IT'S EASY TO MAKE UNINFORMED BETS
OSDB gives fans all the stats they need to know to make an informed decision.
EXPERT PICKS
osdbsports.com

If you're a sports fan, you know the struggle of searching multiple sites for complete information on your favorite athletes or teams. OSDB solves this problem by being a one-stop shop that houses everything you need in one place on a user-friendly platform that's easy to navigate. Brands also struggle to access athletes, but OSDB gives them the ability to find out who represents the athletes they're looking to work with. We make an otherwise unattainable athlete accessible.


CURRENT LEAGUES COVERED
GROWING RAPIDLY TO 45
PROFESSIONAL
COLLEGIATE
HIGH SCHOOL SPORTS
NFL
MLB
NHL
NBA
MLS

OSDB is revolutionizing the sports industry by providing a comprehensive resource that saves time and offers valuable insights. OSDB can be utilized as a second screen while watching your favorite games.



As we look to the future, OSDB plans on adding a subscription model allowing users, businesses, and brands the opportunity to contact player reps for business deals and increase revenue for the athletes. We believe OSDB is one of the leading brands revolutionizing the way sports are viewed, shared, and consumed.

THE MARKET & OUR TRACTION

The Future of Sports Information With OSDB


SITE STATS
PRO ATHLETE/TEAM PROFILES
26,000+
USERS
1.2 M+
MONTHLY SITE VISITS (AVG)
150,000
BORN THIS WEEK
CRAIG ANDERSON
OUSMANE DIENG
JOSH ALLEN

The sports industry is booming, with a compound annual growth rate of 41.3% between 2021 and 2022, and is expected to be valued at over $700 billion by 2026 (Source). We believe OSDB's unique proposition and approach positions us to capture this growth through consumer-relevant white space. As we continue to expand our offerings and add a subscription model, we feel we're poised to become an even larger player in this exciting and expanding market.

OSDB's site now ranks for over 144,000 unique keywords on Google, over 150,000 users per month, and 22,800,000 impressions, all shockingly high numbers in a 10-month time frame.

Additionally, OSDB has been placed in hundreds of major news publications that have allowed OSDB to become trustworthy in the eyes of Google with a Domain Rating of 40, which we believe, should provide a pathway to 1 million visitors a month. We anticipate this level of traffic will drive significant affiliate and Ad revenue and make it an extremely attractive place to advertise for partners.

OSDB has an SEO (Search Engine Optimization) strategy in place that is experiencing consistent growth and we expect it to only continue over time.


OSDB IS GAINING ATTENTION
PRESS FEATURES INCLUDE:


“ THE PLATFORM IS ALREADY WORKING AS WE'VE HELPED ATHLETES SECURE INTERVIEWS WITH VARIOUS MEDIA OUTLETS.
-OSDB

OSDB has achieved impressive traction and exciting updates since its launch. OSDB has profiled over 26,000 pro athletes and teams, deployed a full-fledged editorial department, 150,000 users to the site monthly on average, brought in industry leaders as investors and advisors, and much more.

In the last 5 months, we've added MLS and NHL and have seen significant growth in our SEO with 177,000 users to our site in January 2023. We won Bronze for Consumer-Facing Website in the Orange County Ad Federation Awards. OSDB plans to add 5 sports, a subscription model, and an advertising/marketing plan to boost traffic in the next 6-12 months.

WHY INVEST

Let's Change The Face of Sports Media


A FULL PICTURE OF THE ATHLETE ON AND OFF THE FIELD
OSDB celebrates the athlete for their work and not critique them on the x's and o's.
AGENT/MANAGEMENT INFO
CONTRACT DETAILS
PHILANTHROPY
BUSINESS VENTURES
EXTENSIVE STATS
PERSONAL BIO
& MORE
ON ONE SITE...NOT TEN DIFFERENT ONES
Google
kyle kuzma
kyle kuzma
kyle kuzma age
kyle kuzma jersey
kyle kuzma draft
kyle kuzma stats
kyle kuzma college
kyle kuzma season stats
kyle kuzma contract
kyle kuzma position
kyle kuzma shoes
OSDB

Kyle Kuzma is not a partner of OSDB. The above is an example of the information available on OSDB.

With our unique approach to comprehensive coverage of athletes and our niche subscription model launching in the coming months, we believe we're poised to capture massive growth in the sports market. Our notable investors, strategic partnerships, and expansion plans further demonstrate our potential for success. Join CEO Ryan Rottman, EVP Michael Goldman, and Co-Founder Aaron Rodgers in bringing OSDB to the forefront of sports media.

OSDB is focused on Revenue, traffic, and growth. With revenue streams like ads, affiliate deals, subscriptions, and data licensing we believe we're positioned to grow. With the addition of new sports, we believe we're primed to grow and bring in a new set of fans and bolster our already legitimate Google search presence.


JOIN US IN REVOLUTIONIZING THE SPORTS INDUSTRY!
$4 MILLION RAISED TO DATE
1.2 MILLION + USERS
OSDB
30 CONTRACT BUSINESS
THADDEUS YOUNG
AT&T CENTER
TEAM
SAN ANTONIO SPURS
POSITION
F
NUMBER
30
BORN
JUNE 21, 1988 (33)
BIRTHPLACE
NEW ORLEANS, LA, USA
NICKNAME
THAD, THAGIC JOHNSON
6'8"
235 LBS

Invest in OSDB today and join us in revolutionizing the sports industry.

ABOUT

HEADQUARTERS
761 GARDEN VIEW CT STE 201
ENCINITAS, CA 92024

WEBSITE
View Site

OSDB is a digital sports media platform offering unique insights and details on your favorite athletes and teams. Co-founded by NFL superstar Aaron Rodgers, the company has raised $4 million in funds.

TEAM

Ryan Rottman
CEO, Co-Founder & Board Member

Ryan is an entrepreneur, actor, and producer living in California by way of Texas. He attended Texas Tech University majoring in business administration with a minor in Theatre. Ryan is a Hallmark Channel star and has appeared in more than 30 titles including Billionaire Boys Club, House Bunny, and Beverly Hills 90210 to name a few. Although acting was always a passion, it's taken a backseat while developing and building OSDB. As CEO, Ryan has been integral in fundraising efforts and expanding the site's reach and overall awareness. Ryan is an avid golfer with 2 hole-in-ones...and counting.

Aaron Rodgers
Co-Founder & Board Member

Aaron is considered to be one of the greatest NFL quarterbacks of all time, known to be differentiated from his peers due to his exceptional on-field IQ. Aaron has also had a lot of success off the football field with various business endeavors and investments. Aaron holds positions in numerous private companies and has made personal investments in various firms spanning the consumer and sport sector. Aaron provides OSDB with unique access to relationships with premium brands, athletes, and influence that can help strengthen our sports platform. Aaron has had multiple hole-in-ones.. but who's counting?

On average, Aaron contributes 2-3 hours per week on OSDB Sports (this may vary week over week).

Michael Goldman
EVP

Michael launched and oversaw content on TMZ Sports, executive produced the NBA Awards for TNT and oversaw talent development for SPIKE TV. Michael was one of the original six players to participate in the pro-sport SLAMBALL which debuted on SPIKE TV. Michael does not have a hole-in-one and probably never will.

Nathan Raabe
Board Member

Nate has worked with some of the most prominent family offices, investors, and athletes in the US over the past 10 years. Prior to Rx3 Growth Partners, he was managing director of ROTH's private capital group, where he was responsible for deal sourcing, valuation analysis, and distribution for private companies. Nate also acts as CIO for his family investments and is a managing partner for A&N Ventures. Nate provides OSDB with unique insights into the investment world, a vast network, and helps guide OSDB with all major business decisions. He currently has not had any hole-in-ones.

On average, Nathan contributes 2-3 hours per week on OSDB Sports (this may vary week over week).

Dan Kesack
Advisor

Dan Kesack advises OSDB on the overall technology strategy. Leveraging 15 years of experience as an engineering leader, Dan helps the OSDB executive team make decisions about how to leverage cloud technology to deliver the best experience for OSDB users, and how to effectively scale the development teams and operations that make it possible.

Dan is currently VP of Engineering at DraftKings where he oversees Sports Intelligence, an organization focused on the application of data engineering, data science, and machine learning to sports forecasting and analytics, powering the DraftKings Fantasy and Sportsbook products. Dan has been with DraftKings for eight years and previously ran the Sportsbook product engineering organization from its inception in 2018 to 2022.

Dan holds a BS in computer engineering from Villanova University and earned his MS in computer science from Johns Hopkins University.

On average, Dan contributes 2-3 hours per week on OSDB Sports (this may vary week over week).

Chris Van Dusen
Board Member

Chris Van Dusen is a marketing and growth professional with extensive early stage and capitalization experience. Chris launched a marketing agency Parcon LLC, was a partner in an Orange County liquor distillery Surf City Still Works and is formally the CGO (Chief Growth Officer) of Balanced Health Botanicals (BHB) in Denver, CO.

On average, Chris contributes 2-3 hours per week on OSDB Sports (this may vary week over week).

TERMS

OSDB

Overview

PRICE PER SHARE
$2.45

VALUATION
$25.01M

DEADLINE
Sep 19, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,993.55

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,122

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
504,079

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest within the first week and receive 10% bonus shares.

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive Digital Certificate

Tier 2 Perk — Invest $1000+ and receive 50% off annual subscription & Digital Certificate

Tier 3 Perk — Invest $7,500+ and receive [OSDB Shirt, Digital Certificate and 50% off subscription model for a year.

Tier 4 Perk — Invest $20,000+ and receive Video call Q&A with Ryan Rottman & Michael Goldman, FREE subscription for a year, OSDB Shirt, Hat & Digital Certificate + 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OSDB Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.45 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $245. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

Bleacher Report

Packers' Aaron Rodgers Co-Founds Online Sports Database Website

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New York Post

Aaron Rodgers, Actor Pal Launching IMDb-Like Sports Platform

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Sports Business Journal

Aaron Rodgers Launching Sports Database Platform With Actor Ryan Rottman

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Inside Hook

Why Aaron Rodgers And His Business Partner Launched An IMDb-Style Sports Database

View Article

ESPN

Aaron Rodgers' Venture Hopes To Be IMDb for Athletes

View Article

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REWARDS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[00:00:07.930] - Speaker 1

OSDB is a one stop shop for all things sports. We've essentially created an IMDb for the sports market. We showcase everything on the athletes and the teams that you love from their contract details, their business ventures, endorsement deals, the charities they're involved in, the athlete representation information such as their agents, managers, PR teams. We also show their social handles, the history of the teams. Why are they called what they're called, notable players, retired jerseys, everything you want to know about your favorite teams.

[00:00:36.310] - Speaker 1

On top of that, we have great editorial where we talk about stuff that the athletes care about, stuff that they're involved in. We have a birthday carousel. See when your favorite player's birthday is. Insights. When are they achieving certain milestones?

[00:00:48.580] - Speaker 1

Everything under one roof for you. Being an actor for about 17 years of my life, I've had to use Imdu for everything. And being a sports nut that I am, I was always so curious why this didn't exist in the sports market. Now, I've been very fortunate enough to call Aaron Rogers, a great friend for many, many years. And at dinner one night, I flowed the idea to him.

[00:01:06.630] - Speaker 1

I just said, hey, as an athlete, is this something you think you would utilize? And he looked at me and stopped me and said, who have you told? And I said, a couple of buddies. And he said, well, don't tell anyone else we're going to do this. And I looked at my so, are you serious?

[00:01:22.170] - Speaker 1

And he said, absolutely. There's a white space for this. There's a marketplace for this. It needs to be done. And I think we're the ones to do it.

[00:01:30.090] - Speaker 1

The next day we woke up from the lunch and he immediately called me and said, let's get started. And we did and went off the races. And it is now the product that you see in front of you@osdbsports.com. There's nothing like this in the sports industry today. We set out to house all this information, like I said, under one roof.

[00:01:48.370] - Speaker 1

And we had an AHA moment where we were building one of the player profiles and we had to go to 1015 20 different sources to bring all this information in. And we said, why can't there be one site where we can just get this all from? And we said, we're reaffirming why we're building this, because the more a fan knows about an athlete, the bigger fan they become. And you're not having to go to multiple different websites to get this information, you just come to us. On top of that, we're bridging a gap between brands and athletes.

[00:02:18.030] - Speaker 1

Aaron always says we're not building this for the 1% of athletes. We're building this for other 99% who still gets deal flow. And we're making it easier for them to find that deal flow from anywhere from leagues to brands to news organizations to bridge that gap for them to get there. And we simply just put them together. Brands utilize and benefit from OSDB by finding that perfect athlete to endorse their product or be their spokesperson.

[00:02:46.320] - Speaker 1

They go on the OSDB profile page, they look at the athlete and see does the philanthropy align with theirs? Is there an endorsement that's too similar or conflict with their product? Getting that direct information to the agents, managers, reaching out? We simply facilitate those relationships. Our platform is built on traffic, which leads to revenue streams like ads, affiliates such as apparel, ticket sales, and our biggest opportunity, our biggest differentiator, is our subscription model, where you can unlock the representation of these athletes, the agents, managers, PR, gambling insights and exclusive content.

[00:03:24.020] - Speaker 1

With the amount of data that OSDB is collecting, especially with underserved sports, we're positioning ourselves to open up a whole nother stream of revenue. With data licensing, we plan to scale OSDB in the next three to five years with an app. The addition of up to 40 professional sports and the athletes that go along with those, including retired and NCAA sports. The kick ass team that's going to take OSDB to the next level starts with me at the helm. My knowledge and experience of the IMDb platform allows me to see the pros and cons learn from them and bring them over to OSDB.

[00:03:55.030] - Speaker 1

And number two, the goat, Mr. Aaron Rogers, who's been integral in helping us build these player profiles and portraying how an athlete wants to be seen to a fan. Also opening up his network of bringing us some of the top entertainers and athletes in the world to invest with us, and also his deep understanding of business. Now, if you check out his OSDB page, you'll see that he's invested in over 40 plus companies, which gives him great insight into how athletes and brands want to work together. And three Nate Raabe, who runs Aaron's Consumer Focus Fund.

[00:04:26.140] - Speaker 1

RX three. Now, his insight into what brands are looking for has helped tremendously in us bridging that gap between the brands and the agents. And lastly, Michael Goldman, who ran one of the top sports websites, decided to come work for OSDB and share positivity about these athletes telling the good stories. Now is the time to invest in OSDB because the sports market is fire hot. It's expected to pull in 700 billion in the year 2026.

[00:04:53.260] - Speaker 1

And OSDB is on the edge of creating something massive. A one of a kind sports site unlike any other, with sites like the Score that just sold for 2 billion and has a fraction of the information that OSDB does. A sports media company like Barstool Sports, selling for $500 million to Penn National. We're on the precipice of creating a site unlike any other with information that no one else has. OSDB will change the way you watch sports.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.